Exhibit 14.1

VMH VideoMovieHouse.com Inc.
CODE OF ETHICS

TOPICS

1.	Statement of Policy
2.	Implementation and Enforcement
3.	Relations with Competitors and Other Third Parties
4.	Insider Trading, Securities Compliance and Public Statements
5.	Financial Reporting
6.	Human Resources
7.	Environmental, Health and Safety
8.	Conflicts of Interest
9.	International Trade
10.	Government Relations
11.	Contractors, Consultants, and Temporary Workers
12.	Conclusion

  STATEMENT OF POLICY

  The Company has adopted eight Corporate Values (Focus, Respect, Excellence, Accountability, Teamwork, Integrity, Very Open Communications and Enjoying Our Work) to provide a framework for all employees in conducting ourselves in our jobs. These policies are not intended to substitute for those Values, but will serve as guidelines in helping you to conduct the Company's business in accordance with our Values. Compliance requires meeting the spirit, as well as the literal meaning, of the law, the policies and the Values. It is expected that you will use common sense, good judgment, high ethical standards and integrity in all your business dealings.

  If you encounter a situation you are not able to resolve by reference to these policies, ask for help. Contact Steven Gaspar, President, who has been identified as responsible for overseeing compliance with these policies.

Violations of the law or the Company's policies will subject employees to disciplinary action, up to and including termination of employment. In addition, individuals involved may subject themselves and the Company to severe penalties including fines and possible imprisonment. Compliance with the law and high ethical standards in the conduct of Company business should be a top priority for each employee, officer and director.
  IMPLEMENTATION AND ENFORCEMENT.

  Steven Gaspar, our President, has been appointed as Compliance Officer of the Company, responsible for overseeing compliance with, and enforcement of, all Company policies.

  Employees are expected to be familiar with these policies as they apply to their duties. They should consult with their managers if they need assistance in understanding or interpreting these policies. Each employee is required to follow these policies and to comply with their terms. A refusal by any employee to agree to be bound by these policies shall be grounds for discipline up to and including dismissal.

  Any employee who, in good faith, has reason to believe a Company operation or activity is in violation of the law or of these policies must call the matter to the attention of Steven Gaspar, our President. All reports will be reviewed and investigated and as necessary under the circumstances, and the reporting employee should provide sufficient information to enable a complete investigation to be undertaken.

  Any employee who makes an allegation in good faith reasonably believing that a person has violated these policies or the law, will be protected against retaliation.

  RELATIONS WITH COMPETITORS AND OTHER THIRD PARTIES

  The Company's policy is to comply fully with competition and antitrust laws throughout the world. These laws generally prohibit companies from using illegal means to maintain, obtain or attempt to obtain a monopoly in a market. They also prohibit companies from engaging in unfair trade practices. "Unfair trade practices" include fixing prices, dividing markets, agreeing with competitors not to compete, or agreeing to boycott certain customers. It is advised that you consult with Steven Gaspar before attending a meeting with a party who may be viewed as a competitor.

  INSIDER TRADING, SECURITIES COMPLIANCE AND PUBLIC STATEMENTS

  Securities laws prohibit anyone who is in possession of material, non-public information ("Insider Information") about a company from purchasing or selling stock of that company, or communicating the information to others. Information is considered "material" if a reasonable investor would consider it to be important in making a decision to buy or sell that stock. Some examples include financial results and projections, new products, acquisitions, major new contracts or alliances prior to the time that they are publicly announced. Employees who become aware of such Inside Information about the Company must refrain from trading in the shares of the Company until the Inside Information is publicly announced.

  Employees must also refrain from disclosing that information to persons who do not have a Company need to know, whether they are inside the Company or outside, such as spouses, relatives or friends.

  The Company makes regular formal disclosures of its financial performance and results of operations to the investment community. We also regularly issue press releases. Other than those public statements, which go through official Company channels, employees are prohibited from communicating outside the Company about the Company's business, financial performance or future prospects. Such communications include questions from securities analysts, reporters or other news media, but also include seemingly innocent discussions with family, friends, neighbors or acquaintances.

  FINANCIAL REPORTING

  The Company is required to maintain a variety of records for purposes of reporting to the government. The Company requires all employees to maintain full compliance with applicable laws and regulations requiring that its books of account and records be accurately maintained. Specifics of these requirements are available from Steven Gaspar.

  HUMAN RESOURCES

  The Company is committed to providing a work environment that is free from unlawful harassment and discrimination, and respects the dignity of its employees. The Company has policies covering various aspects of its relationship with its employees, as well as employees' relationships with each other. For more detailed information, you should consult Steven Gaspar. Each employee is expected to be familiar with these policies and to abide by them.

  ENVIRONMENTAL, HEALTH AND SAFETY

  The Company is committed to protecting the health and safety of our employees, as well as the environment in general. The Company expects employees to obey all laws and regulations designed to protect the environment, and the health and safety of our employees, and to obtain and fully observe all permits necessary to do business.

At the very least, all employees should be familiar with and comply with safety regulations applicable to their work areas. The Company will make, to the extent possible, reasonable accommodations for the known physical or mental limitations of our employees. Employees who require an accommodation should contact Steven Gaspar. The Company will then engage in an interactive process to determine what reasonable accommodations may exist.
  CONFLICTS OF INTEREST

  Each employee is expected to avoid any activity, investment or association that interferes with the independent exercise of his or her judgment in the Company's best interests ("Conflicts of Interest"). Conflicts of Interest can arise in many situations. They occur most often in cases where the employee or the employee's family obtains some personal benefit at the expense of the Company's best interests.

  No employee, or any member of employee's immediate family, shall accept money, gifts of other than nominal value, unusual entertainment, loans, or any other preferential treatment from any customer or supplier of the Company where any obligation may be incurred or implied on the giver or the receiver or where the intent is to prejudice the recipient in favor of the provider. Likewise, no employee shall give money, gifts of other than nominal value, unusual entertainment or preferential treatment to any customer or supplier of the Company, or any employee or family members thereof, where any obligation might be incurred or implied, or where the intent is to prejudice the recipient in favor of the Company. No such persons shall solicit or accept kickbacks, whether in the form of money, goods, services or otherwise, as a means of influencing or rewarding any decision or action taken by a foreign or domestic vendor, customer, business partner, government employee or other person whose position may affect the Company's business.

  No employee shall use Company property, services, equipment or business for personal gain or benefit.

  Employees may not: (1) act on behalf of, or own a substantial interest in, any company or firm that does business, or competes, with the Company; (2) conduct business on behalf of the Company with any company or firm in which the employee or a family member has a substantial interest or affiliation. Exceptions require advance written approval from the Legal Department.

  Employees should not create the appearance that they are personally benefitting in any outside endeavor as a result of their employment by the Company, or that the Company is benefitting by reason of their outside interests. Any employee who is not sure whether a proposed action would present a conflict of interest or appear unethical should consult with Steven Gaspar.

  INTERNATIONAL TRADE

  The Company must comply with a variety of laws around the world regarding its activities. In some cases, the law prohibits the disclosure of information, whether the disclosure occurs within the U.S., Canada or elsewhere, and whether or not the disclosure is in writing.

  GOVERNMENT RELATIONS

  The Company is prohibited by law from making any contributions or expenditures in connection with any Canadian national election. This includes virtually any activity that furnishes something of value to an election campaign for a federal office. Use of the Company's name in supporting any political position or ballot measure, or in seeking the assistance of any elected representative, requires the specific approval of the President of the Company. Political contributions or expenditures are not to be made out of Company funds in any foreign country, even if permitted by local law, without the consent of the Company's President.

  Canadian law also prohibits giving, offering, or promising anything of value to any public official in the Canada or any foreign country to influence any official act, or to cause an official to commit or omit any act in violation of his or her lawful duty. Company employees are expected to comply with these laws.

  VENDORS, CONTRACTORS, CONSULTANTS AND TEMPORARY WORKERS

  Vendors, contractors, consultants or temporary workers who are acting on the Company's behalf, or on Company property, are expected to follow the law, Company policies and honor Company Values. Violations will subject the person or firm to sanctions up to and including loss of the contract, contracting or consulting agreement, or discharge from temporary assignment.

  CONCLUSION

  This Code of Ethics is not intended to cover every possible situation in which you may find yourself. It is meant to give you the boundaries within which the Company expects you to conduct yourself while representing VMH VideoMovieHouse.com Inc. You may find yourself in a situation where there is no clear guidance given by this Code of Ethics. If that occurs, return to the foundations stated earlier: common sense, good judgment, high ethical standards and integrity. And refer to the Company's Values. In addition, there are many resources upon which you may rely: your management chain, legal or other VMH VideoMovieHouse.com Inc. departments, and the CEO. Together we can continue to make VMH VideoMovieHouse.com Inc. a company that sets a standard for managing high-tech companies.

________________________________________
Employee

VMH VideoMovieHouse.com Inc.
VALUES

FOCUS We exist only because we are in the business of buying, selling and renting videos, VMHs, CDs and DVDs.

RESPECT We value all people, treating them with dignity at all times.

EXCELLENCE We strive for "Best in Class" in everything we do.

ACCOUNTABILITY We do what we say we will do and expect the same from others.

TEAMWORK We believe that cooperative action produces superior results.

INTEGRITY We are honest with ourselves, each other, our customers, our partners and our shareholders

VERY OPEN COMMUNICATION We share information, ask for feedback, acknowledge good work, and encourage diverse ideas.

ENJOYING OUR WORK We work hard, are rewarded for it, and maintain a good sense of perspective, humor and enthusiasm.

Reportable Violations - Anonymous Reporting Program

Accounting Error

Accounting Omissions

Accounting Misrepresentations

Auditing Matters

Compliance/Regulation Violations

Corporate Scandal

Domestic Violence

Discrimination

Embezzlement

Environmental Damage

Ethics Violation

Fraud

Harassment

Industrial Accidents

Misconduct

Mistreatment

Poor Customer Service

Poor Housekeeping

Sabotage

Securities Violation

Sexual Harassment

Substance Abuse

Theft

Threat of Violence

Unfair Labor Practice

Unsafe Working Conditions

Vandalism

Waste

Waste of Time and Resources

Workplace Violence